Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES FILING OF ANNUAL DISCLOSURE DOCUMENTS

Calgary, Alberta, Canada – March 10, 2017

Precision Drilling Corporation (“Precision”) announced that it has filed its annual disclosure documents with the Canadian Securities Commissions and the United States Securities and Exchange Commission (“SEC”).

Precision’s 2016 Annual Report contains the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2016.  Precision’s financial results for the year ended December 31, 2016 were previously released on February 9, 2017.

The Annual Report and Precision’s Annual Information Form have been filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) and on Form 40-F on the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

The documents described above are also available on Precision’s website at www.precisiondrilling.com or by emailing Precision at info@precisiondrilling.com.

Precision’s Annual and Special Meeting of Shareholders will be held at 10:00 a.m. MDT on Wednesday, May 17, 2017 at Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, camps, rental equipment, and waste water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey T. Ford, Senior Vice President & CFO

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com